Exhibit 99.1

Corporate Communications

CNH Industrial N.V. buyback program

London, May 24, 2019

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) advises its intention to restart its share buyback program (the “Program”). The Program will involve the repurchase from time to time of up to $700 million1 in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 12, 2019 and will be funded by the Company’s liquidity.

The Program will be conducted in the framework of the buyback authorization granted by the Shareholders’ Meeting, whereby the Board is vested with the authority to purchase up to 10% of the Company’s issued common shares.

The purchases will be carried out on the Italian Stock Exchange (M.T.A.) and on multilateral trading facilities (MTFs), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the M.T.A. plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the M.T.A. minus 10% (minimum price).

The actual timing, number and value of common shares repurchased under the Program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Program does not oblige the Company to repurchase any common shares under the authorization, and the Program may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

[1]	Of which already spent $65.5 million.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

Subject to the above conditions, purchases will be carried out in compliance with the conditions and the restrictions under Article 3 (paragraphs 1, 2 and 3) and Article 4 (paragraph 1) of the Commission Delegated Regulation (EU) 2016/1052 and market practices.

Details of the transactions carried out will be disclosed to the market within the terms and conditions required by the applicable regulations.

As of today, the Company holds 10,101,773 common shares in treasury.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com